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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                                (Amendment  No.__)

                                   PROTEO, INC.
                        (formerly Trivantage Group, Inc.)
------------------------------------------------------------------------
                                (Name of Issuer)




                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)



                                   74369R 10 0
                           ---------------------------
                                 (CUSIP Number)




                               M. Richard Cutler
                               Cutler Law Group
                     610 Newport Center Dr., Suite 800
                           Newport Beach, CA 92660
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               January 4, 2002
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

CUSIP  No.  74369R 10 0            SCHEDULE 13D              Page  2 of 4 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Proteo Marketing, Inc.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*

WC
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]

Not Applicable
________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

Nevada
________________________________________________________________________________
7    SOLE  VOTING  POWER

1,777,735 shares of common stock.
________________________________________________________________________________
8    SHARED  VOTING  POWER

0 shares of common stock
________________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

1,777,735 shares of common stock.
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

0 shares of common stock
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

1,777,735 shares of common stock.
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

90%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*

CO
________________________________________________________________________________

Item  1.     Security  and  Issuer.

     This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share of Proteo, Inc., a Nevada corporation, with its principal executive offices 2775 Mesa Verde Dr., East #F101, Costa Mesa, CA 92626.

Item  2.     Identity  and  Background.

     This statement on Schedule 13D is being filed on behalf of Proteo Marketing, Inc., a Nevada corporation (formerly known as Proteo, Inc). Proteo Marketing's principal place of business is 2775 Mesa Verde Drive East, #F101, Costa Mesa, CA 92626. The Reporting Person is in the business of developing pharmaceutical drugs. During the last five years, Proteo Marketing, Inc. has not been convicted in a criminal proceeding.

     During the last five years, Proteo Marketing, Inc., Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

     The reporting person paid $500,000 out of its working capital to purchase 176,660,280 shares of the issuer, which represents 90% of the issuer's issued and outstanding shares. Subsequent to a 1 for 150 reverse split, the shares totaled 1,777,735.

Item  4.     Purpose  of  Transaction.

     The Reporting Persons have acquired the Shares with the view towards restructuring management of the company as well as for investment purposes. In accordance with the Shell Acquisition Agreement entered into between the Reporting Person and the Issuer, the Reporting person was granted the right to appoint a controlling majority of the Issuer's Board of Directors.

Item  5.     Interest  in  Securities  of  the  Issuer.

     Of the 1,306,667 shares of Issuer's common stock issued and outstanding, the Reporting Person has sole dispositive and sole voting power over 1,177,735 shares, or approximately 90% of the total shares. In the sixty days prior to the Date of the event requiring the filing of this Statement, the Reporting Person did not engage in any transactions involving the Issuer's common stock.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
Respect  to  Securities  of  the  Issuer.

     In accordance with the Shell Acquisition Agreement entered into between the Reporting Person and the Issuer, the Reporting person was granted the right to appoint a controlling majority of the Issuer's Board of Directors.

Item  7.     Material  to  be  Filed  as  Exhibits.

Shell Acquisition Agreement

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 31,  2001

                                   Proteo Marketing, Inc.
                                   /s/ Joerg Alte
                                   By: Joerg Alte, President